Exhibit 10(e)

EXECUTION VERSION

October 14, 2008

Mr. Jonathan W. Thayer

Vice President & Managing Director
Corporate Strategy & Development

Constellation Energy Group, Inc.

100 Constellation Way

Baltimore, Maryland  21202

Re:  Promotion to Treasurer - Compensation Package.

Dear Jack:

On behalf of Constellation Energy Group, Inc. (the “Company”), I am pleased to summarize the principal terms of your employment as Treasurer of the Company.  This letter agreement will be effective as of the date hereof.

1.                                       Title.  Treasurer of the Company.

2.                                       Duties and Responsibilities.  You will have the duties and responsibilities that are normally associated with the position set forth above and such additional executive responsibilities as may be assigned by the Company from time to time.  You will devote your best efforts and energy to the performance of your duties to the Company.  You will report directly to the Chief Financial Officer of the Company; provided that if you are promoted to a more senior financial position with the Company, you will likely be required to report directly to the Chief Executive Officer of the Company.

3.                                       Base Salary.  Your base salary will be $400,000 per annum, payable in accordance with the usual payroll practices of the Company.  Your base salary will be subject to periodic review and modification by the Company.

4.                                       Annual Bonus.  You will be eligible to receive an annual discretionary incentive payment under the Company’s annual bonus plan as in effect from time to time upon the attainment of one or more pre-established performance goals established by the Company.  For each of the Company’s fiscal years 2008 and 2009, you will be entitled to receive a guaranteed annual incentive bonus in the amount of $800,000 (the “2008 Bonus”) and $600,000 (the “2009 Bonus”), respectively, payable in the fiscal year following the fiscal year to which such bonus relates at the same time bonuses are paid to other executives of the Company generally, subject, except as otherwise provided in

Section 7(i) hereof, to your continued employment with the Company on the date of payment.

5.                                       Incentive Plan Participation.  You will be eligible to receive equity and other long-term incentive awards under the equity-based incentive compensation plans adopted by the Company from time to time for which employees are generally eligible.  The level of your participation in any such plan, if any, will be determined in the sole discretion of the Company from time to time.

6.                                       Employee Benefits.  You will remain eligible to participate in all health benefits, insurance programs, pension and retirement plans, and other employee welfare benefits plans maintained by the Company for its employees generally in accordance with the terms thereof.

7.                                       Severance.  If your employment by the Company is terminated by the Company for a reason other than for “Cause” or due to your physical or mental incapacity or by you for “Good Reason” (each, as defined in Section 9 hereof), subject to Section 8 hereof, the Company will pay or provide you with the following benefits in addition to any earned, accrued or vested obligation to which you may be entitled under any employee benefit plan of the Company:

(i)                                     if such termination occurs prior to payment of the 2008 Bonus and/or the 2009 Bonus, each of the 2008 Bonus and/or the 2009 Bonus (as applicable), payable at the same time such bonuses would have otherwise been paid had you remained employed with the Company through the applicable date of payment in accordance with the provisions of Section 4 hereof;

(ii)                                  an amount equal to your monthly base salary rate as in effect on the date of termination (but not as an employee), which would continue to be paid monthly for a period of twelve (12) months following such termination; provided that the first payment will be made on the first payroll period after the sixtieth (60th) day following such termination and will include payment of any amounts that would otherwise be due prior thereto; and

(iii)          subject to (A) your timely election of continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), (B) your continued copayment of premiums at the same level and cost to you as if you were an employee of the Company (excluding, for purposes of calculating cost, an employee’s ability to pay premiums with pre-tax dollars), and (C) continued participation in the Company’s group health plan (to the extent permitted under applicable law and the terms of such plan) which covers you for a period of twelve (12) months at the Company’s expense, provided that you are eligible and remain eligible for COBRA coverage; and provided, further, that in the event that you obtain other employment that offers group health benefits, such continuation of coverage by the Company under this section will immediately cease.

Payments and benefits provided in this section will be in lieu of any termination or severance payments or benefits for which you may be eligible under any of the plans, policies or programs of the Company or under applicable law.  In the event that your employment with the Company terminates for any reason other than as specified in this Section 7, you will not be entitled to the severance benefits described in this Section 7 (other than any earned, accrued or vested obligation to which you may be entitled under any employee benefit plan of the Company).

8.                                       Release; No Mitigation.  Any and all amounts payable and benefits or additional rights provided pursuant to Section 7 hereof (other than any earned, accrued or vested obligation to which you may be entitled under any employee benefit plan of the Company) will only be payable if you deliver to the Company and do not revoke a general release of claims in favor of the Company in a form reasonably satisfactory to the Company.  Such release must be executed and delivered (and no longer subject to revocation, if applicable) within sixty (60) days following termination.  In no event will you be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to you under any of the provisions of this letter agreement, nor shall the amount of any payment hereunder be reduced by any compensation earned by you as a result of employment by a subsequent employer, except as provided in Section 7(iii) hereof.

9.                                       Definitions.

(i)                                     “Cause” will mean:  (A) your conviction of a felony involving moral turpitude or misappropriation of property of the Company; (B) your engaging in conduct or activities that constitutes disloyalty to the Company and such conduct or activities are materially damaging to the property, business or reputation of the Company; (C) your failure or refusal to comply with any written direction of the board of directors of the Company or a more senior executive of the Company; (D) your embezzlement of Company funds or your knowing, and with intent, unlawful appropriation of any corporate opportunity of the Company; (E) your willful misconduct or gross negligence in the performance of your duties to the Company that has or could reasonably be expected to have an adverse effect on the Company; or (F) your material breach of this letter agreement or any other agreement with the Company, or a material violation of the Company’s code of conduct or other written policy.  Any determination of Cause by the Company will be made by a resolution approved by a majority of the members of the Company’s board of directors, provided that no such determination may be made until you have been given written notice detailing the specific Cause event and a period of thirty (30) days following receipt of such notice to cure such event (if susceptible to cure).  Notwithstanding anything to the contrary contained herein, your right to cure will not apply if there are habitual or repeated breaches by you.

(ii)                                  “Good Reason”  will mean the occurrence of any of the following events, without your express written consent, unless such events are fully corrected in all material respects by the Company within thirty (30) days following written notification by you to the Company that you intend to terminate your employment hereunder for one of the reasons set forth below:  (A) a material diminution in your base salary; (B) a material diminution in your duties, authorities or responsibilities (other than temporarily while physically or mentally incapacitated or as required by applicable law); provided that for purposes of this clause (B), a reduction of your duties, authorities or responsibilities solely as a result of the Company ceasing to be a publicly traded corporation will not constitute Good Reason hereunder; and provided, further, that if you are promoted to a more senior financial position with the Company, any material diminution in your duties, authorities or responsibilities associated with such more senior financial position with the Company will constitute Good Reason hereunder; (C) a relocation of your primary work location by more than fifty (50) miles from its then current location; or (D) the Company’s material breach of this letter agreement.  You must provide the Company with a written notice detailing the specific circumstances alleged to constitute Good Reason within ninety (90) days after the first occurrence of such circumstances.

10.                                 No Assignments.  This letter agreement is personal to each of the parties hereto.  Except as provided in this Section 10 hereof, no party may assign or delegate any rights or obligations hereunder without first obtaining the written consent of the other party hereto.  The Company may assign this letter agreement to any successor to all or substantially all of the business and/or assets of the Company, provided that the Company will require such successor to expressly assume and agree to perform this letter agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place.  As used in this Agreement, “Company” will mean the Company and any successor to its business and/or assets, which assumes and agrees to perform the duties and obligations of the Company under this letter agreement by operation of law or otherwise.

11.                                 Withholding Taxes.  The Company may withhold from any and all amounts payable to you hereunder such federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.

12.                                 Section 409A Compliance.

(i)                                     The intent of the parties is that payments and benefits under this letter agreement comply with Internal Revenue Code Section 409A and the regulations and guidance promulgated thereunder (collectively “Code Section 409A”) and, accordingly, to the maximum extent permitted, this letter agreement will be interpreted to be in compliance therewith.  If you notify the Company (with specificity as to the reason therefor) that you believe that any provision of this letter agreement (or of any award of compensation, including equity compensation or benefits) would cause you to incur any additional tax or interest under Code Section 409A and the Company concurs with such belief, the Company will, after consulting with you, reform such provision to attempt to comply with Code Section 409A through good faith modifications to the minimum extent reasonably appropriate to conform with Code Section 409A.  To the extent that any provision hereof is modified in order to comply with Code

Section 409A, such modification will be made in good faith and will, to the maximum extent reasonably possible, maintain the original intent and economic benefit to you and the Company of the applicable provision without violating the provisions of Code Section 409A.  In no event whatsoever will the Company be liable for any additional tax, interest or penalty that may be imposed on you by Code Section 409A or damages for failing to comply with Code Section 409A.

(ii)                                  A termination of employment will not be deemed to have occurred for purposes of any provision of this letter agreement providing for the payment of any amounts or benefits upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Code Section 409A and, for purposes of any such provision of this letter agreement, references to a “termination,” “termination of employment” or like terms will mean “separation from service.”  If you are deemed on the date of termination to be a “specified employee” within the meaning of that term under Code Section 409A(a)(2)(B), then with regard to any payment or the provision of any benefit that is considered deferred compensation under Code Section 409A payable on account of a “separation from service,” such payment or benefit will be made or provided at the date which is the earlier of (A) the expiration of the six (6)-month period measured from the date of such “separation from service” by you, and (B) the date of your death (the “Delay Period”).  Upon the expiration of the Delay Period, all payments and benefits delayed pursuant to this section (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) will be paid or reimbursed to you in a lump sum, and any remaining payments and benefits due under this letter agreement will be paid or provided in accordance with the normal payment dates specified for them herein.

(iii)          For purposes of Code Section 409A, your right to receive any installment payments pursuant to this letter agreement will be treated as a right to receive a series of separate and distinct payments.

13.                                 Governing Law.  This letter agreement will be governed by, and construed under and in accordance with, the internal laws of the State of Maryland, without reference to rules relating to conflicts of laws.

14.                                 Entire Agreement.  This letter agreement constitutes the entire agreement between you and the Company with respect to the subject matter hereof and supersedes any and all prior agreements or understandings between you and the Company with respect to the subject matter hereof, whether written or oral.  This letter agreement may be amended or modified only by a written instrument executed by you and the Company.

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Jack, I would like to congratulate you on your promotion to Treasurer of the Company, and I very much look forward to your continued contributions to the success of the Company.

Very truly yours,

CONSTELLATION ENERGY GROUP, INC.

By:	/s/ Mayo A. Shattuck III

Name:	Mayo A. Shattuck III

Title:	Chairman, President and Chief Executive Officer

The above terms and conditions accurately reflect our understanding regarding the terms and conditions of my employment with the Company, and I hereby confirm my agreement to the same.

Dated: October 14, 2008	/s/ Jonathan W. Thayer
Jonathan W. Thayer